FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	March	…………………………………………………… ,	2012

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-………………..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date....	March 29, 2012.	By ……/s/…… Masashiro Kobayashi………
(Signature)*

Masashiro Kobayashi
Deputy Senior General Manager
Global Finance Accounting Center
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Notice of Resolutions of the Ordinary General Meeting of Shareholders for the 111th Business Term

TRANSLATION

Securities Code: 7751

March 29, 2012

TO OUR SHAREHOLDERS

30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo Fujio Mitarai Chairman & CEO

NOTICE OF RESOLUTIONS

OF

THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

FOR THE 111TH BUSINESS TERM

    Notice is hereby given that, at the Ordinary General Meeting of Shareholders for the 111th Business Term of Canon Inc. (the “Company”) held today, reports were made and resolutions were passed as mentioned below.

Matters Reported:	1.

Reports on the contents of the Business Report and Consolidated Financial Statements for the 111th Business Term (from January 1, 2011 to December 31, 2011), and reports on the Auditing Results of Accounting Auditor and Board of Corporate Auditors regarding the Consolidated Financial Statements.

	2.	Reports on the content of the Financial Statements for the 111th Business Term (from January 1, 2011 to December 31, 2011).
		The contents of items 1. and 2. above were reported.

Matters Resolved upon:

Item No.1	Dividend from Surplus

    It was approved and adopted in all respects as proposed and, in order to respond to your loyal support, a year-end dividend due for the term was decided to be 60.00 yen per share. As we paid an interim dividend of 60.00 yen per share, the full-year dividend became to be 120.00 yen per share, which is the same amount as the dividend for the previous Business Term.

Item No.2	Partial Amendment to the Articles of Incorporation
It was approved and adopted in all respects as proposed as follows:
(1)

A new article was established to the effect that the Company may provide shareholders with the information required to be described or indicated in the reference documents, etc. for the General Meetings of Shareholders through the internet.

(2)

To enable Directors and Corporate Auditors to fully perform their expected roles in carrying out their duties, new articles were established to the effect that the Company may, by a resolution of the Board of Directors, exempt Directors and Corporate Auditors from part of their liabilities to the extent permitted under laws or ordinances, and that the Company may enter into contracts for limitation of liability with Outside Corporate Auditors.

Item No.3	Election of Eighteen Directors

    It was approved and adopted in all respects as proposed. As a result, Messrs. Fujio Mitarai, Toshizo Tanaka, Toshiaki Ikoma, Kunio Watanabe, Yoroku Adachi, Yasuo Mitsuhashi, Shigeyuki Matsumoto, Toshio Homma, Masaki Nakaoka, Haruhisa Honda, Hideki Ozawa, Masaya Maeda, Yasuhiro Tani and Makoto Araki were reappointed as Directors and Messrs. Hiroyuki Suematsu, Shigeyuki Uzawa, Kenichi Nagasawa and Naoji Otsuka were newly appointed as Directors. All of them assumed their offices.

Item No.4	Election of One Corporate Auditor
It was approved and adopted in all respects as proposed. As a result, Mr. Kengo Uramoto was newly appointed as a Corporate Auditor and he assumed his office.

Item No.5	Grant of Retirement Allowance to Directors to Retire

    It was approved and adopted in all respects as proposed. Thus, it was decided that retirement allowance should be granted to each of the retired Directors, Messrs. Tsuneji Uchida, Tomonori Iwashita, Masahiro Osawa, Katsuichi Shimizu and Ryoichi Bamba within the due amount based upon certain standards stipulated by the Company, and that the determination of the actual amount and the time and method of granting, etc. should be entrusted to the Board of Directors.

Item No.6	Grant of Bonus to Directors
It was approved and adopted in all respects as proposed. Thus, it was decided that bonus should be granted to the nineteen Directors as of the end of the term, which totals 229,100,000 yen.

POSTSCRIPT

■ Appointment of Representative Directors and Directors with Specific Titles

    As a result of the resolution passed at the meeting of the Board of Directors which was held after the Ordinary General Meeting of Shareholders for the 111th Business Term, each of the following persons were appointed as Representative Directors and/or Directors with specific titles. All of them assumed their offices.

Chairman & CEO	Fujio Mitarai
Executive Vice President & CFO	Toshizo Tanaka
Executive Vice President & CTO	Toshiaki Ikoma
Executive Vice President	Kunio Watanabe
Senior Managing Director	Yoroku Adachi
Senior Managing Director	Yasuo Mitsuhashi
Senior Managing Director	Shigeyuki Matsumoto
Senior Managing Director	Toshio Homma
Senior Managing Director	Masaki Nakaoka
Senior Managing Director	Haruhisa Honda
Managing Director	Hideki Ozawa
Managing Director	Masaya Maeda

Messrs. Fujio Mitarai, Toshizo Tanaka and Toshiaki Ikoma are Representative Directors.

PAYMENT OF THE YEAR-END DIVIDEND

The year-end dividend due for the 111th Business Term shall be paid by either of the following methods.

■  If you are receiving the dividend with the “Receipt of Dividend”:

    Please receive the dividend in accordance with the instructions stated on the enclosed “Receipt of Year-end Dividend of the 111th Business Term” at a nearby head office, branch office or subbranch office of Japan Post Bank, or a post office (banking agency) during the payment period (from March 30, 2012 to May 1, 2012). You can also make your dividend be remitted to your Japan Post Bank account or postal giro account or bank account with this “Receipt of Year-end Dividend of the 111th Business Term.”

■   If you have requested the dividend to be transferred to your account of bank, Japan Post Bank or securities companies, etc.:

    Please confirm the description of the enclosed dividend relating documents.